Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

August 12, 2022

VIA EDGAR TRANSMISSION

Office of Telecommunications

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549-3561

Re:	Fortress Value Acquisition Corp. III

Form 10-K for the year ended December 31, 2021

Filed March 30, 2022

File No. 001-39839

Dear Mr. Efron and Ms. Monick:

On behalf of our client, Fortress Value Acquisition Corp. III, a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 11, 2022, relating Form 10-K for the year ended December 31, 2021 of the Company (File No. 001-39839) filed with the Commission on March 30, 2022.

Set forth below are the Company’s responses to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and each is followed by the Company’s response.

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business

Securities and Exchange Commission

August 12, 2022

combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

The Company respectfully acknowledges the Staff’s comment and in future filings with the Commission the Company will include the following risk factor:

We may be deemed a “foreign person” under the regulations relating to the Committee on Foreign Investment in the United States (“CFIUS”) and CFIUS may place restrictions on our ability to consummate an initial business combination.

The Sponsor is an independent subsidiary of SoftBank, a company listed on the Tokyo Stock Exchange. Therefore, the Sponsor and the Company may be deemed to be foreign for purposes of the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007 and the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”). As a result, the Company may be prohibited from acquiring certain assets that are deemed by the Committee on Foreign Investment in the United States (“CFIUS”) to affect the national security of the United States, and if the Company is permitted to obtain such assets, CFIUS may place restrictions, obligations or conditions on the Company’s ability to exercise its rights as an owner. Furthermore, other U.S. regulatory bodies may also prohibit ownership and/or control of other investments and potential investments by non-U.S. persons, resulting in limitations on the structure through which such investments may be held. If a particular proposed initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay our proposed initial business combination, impose conditions with respect to such initial business combination or request the President of the United States to order us to divest all or a portion of the U.S. target business of our initial business combination that we acquired without first obtaining CFIUS approval, which may limit the attractiveness of, delay or prevent us from pursuing certain target companies that we believe would otherwise be beneficial to us and our shareholders. The time required for CFIUS to conduct its review and any remedy imposed by CFIUS could prevent the Company from completing its initial business combination and require the Company to liquidate. In that case, investors would be entitled to redemption of 100% of the public shares, at a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Company to pay its income taxes (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then-issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any). Moreover, investors would lose the investment opportunity in a target company, any price appreciation in the combined companies, and the warrants

Securities and Exchange Commission

August 12, 2022

would expire worthless. In addition, certain federally licensed businesses may be subject to rules or regulations that limit foreign ownership.

*            *             *            *            *

Please contact the undersigned at (212) 310-8971 if you have any questions or need further information.

Sincerely yours,

/s/ Alexander Lynch

Alexander Lynch

cc:	Alexander P. Gillette

General Counsel

Fortress Value Acquisition Corp. III

Howard Efron, SEC

Jennifer Monick, SEC

3